

Mailstop 3233

April 7, 2017

<u>Via E-mail</u>
J. Christopher Douglas
Executive Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203

> **Re: Healthcare Realty Trust Incorporated**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-11852**

Dear Mr. Douglas:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Office of Real Estate and
Commodities